

03054996

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36372

SEC MAIL PROCESSING SECTION RECEIVED NOV 24 2003 WASH. D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CULLEN INVESTMENT GROUP, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 S. COLLEGE ROAD
(No. and Street)

LAFAYETTE (City) LA (State) 70503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID C. BORDES (337)237-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARSEMENT, REDD & MORELLA, L.L.C.
(Name – *if individual, state last, first, middle name*)

701 ROBLEY DRIVE, SUITE 200 (Address) LAFAYETTE (City) LA (State) 70503 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID C. BORDES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CULLEN INVESTMENT GROUP, LTD., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
DAVID C. BORDES
PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLEN INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

September 30, 2003 and 2002

TABLE OF CONTENTS

Arsement
Redd &
Morella, L.L.C.

CERTIFIED
PUBLIC ACCOUNTANTS

CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley A. Cheek, CPA
Ashley P. Fontenot, CPA

MEMBERS

American Institute of
Certified Public Accountants

Society of Louisiana
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the statements of financial condition of Cullen Investment Group, Ltd. as of September 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullen Investment Group, Ltd. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Arsement, Redd & Morella, LLC

Arsement, Redd & Morella, L.L.C.

November 6, 2003

Terrace Centre
701 Robley Dr., Suite 200, Lafayette, LA 70503
(337) 984-7010 or Fax (337) 981-6001
www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD.

STATEMENTS OF FINANCIAL CONDITION
September 30, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 126,040	$ 136,982
Cash and cash equivalents - restricted	7,257	831
Commissions receivable	12,948	12,992
Receivables – other	869	1,409
Investment securities owned:		
Marketable-restricted, at market value	23,560	23,100
Non-marketable, at fair value	10,300	10,300
Note receivable – stockholder	52,305	48,813
Accrued interest receivable	-0-	1,585
Prepaid income taxes	38	-0-
Prepaid expenses	4,374	4,228
Property and equipment, net of accumulated depreciation of $33,090 and $24,128, respectively	61,658	26,208
Deposits	150	150
TOTAL ASSETS	$ 299,499	$ 266,598

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Accounts payable	$ 3,902	$ 6,470
Accrued expenses	45,146	39,372
Commissions payable	3,011	5,156
Income taxes payable	294	2,402
Deferred income taxes	8,536	3,263
Total Liabilities	60,889	56,663
Common stock, no par value, 1,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	19,774	19,774
Retained earnings	208,836	180,161
Total Stockholder's Equity	238,610	209,935
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 299,499	$ 266,598

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD.

STATEMENTS OF INCOME
Years Ended September 30, 2003 and 2002

	2003	2002
REVENUE		
Commissions	$ 290,603	$ 317,338
Investment advisory fees	380,743	336,152
Unrealized gain (loss) on securities	460	(2,842)
Dividend income	2,313	1,977
Interest income	1,794	1,782
Other income	-0-	196
Total Revenue	675,913	654,603
OPERATING EXPENSES		
Clearing cost	120,407	124,946
Commissions	91,173	92,418
Depreciation	8,962	5,343
Interest expense	414	-0-
General and administrative expenses	418,353	373,701
Total Operating Expenses	639,309	596,408
Income Before Provision For Income Taxes	36,604	58,195
PROVISION FOR INCOME TAXES	7,929	11,671
NET INCOME	$ 28,675	$ 46,524

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended September 30, 2003 and 2002

	Common Stock				
	Shares Outstanding	Amount	Paid in Capital	Retained Earnings	Total
Balance, September 30, 2001	1,000	$ 10,000	$ 19,774	$ 133,637	$ 163,411
Net Income	--	--	--	46,524	46,524
Balance, September 30, 2002	1,000	10,000	19,774	180,161	209,935
Net Income	--	--	--	28,675	28,675
Balance, September 30, 2003	1,000	$ 10,000	$ 19,774	$ 208,836	$ 238,610

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended September 30, 2003 and 2002

Subordinated borrowings at September 30, 2001	$	-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at September 30, 2002		-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at September 30, 2003	$	-0-

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD.

STATEMENTS OF CASH FLOWS
Years Ended September 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from commissions and fees	$ 671,390	$ 653,408
Cash paid for expenses and supplies	(441,573)	(374,433)
Cash paid to employees and officer	(187,357)	(187,346)
Cash paid for purchase of investment securities	-0-	(25,942)
Interest, dividends and other income received	2,388	3,955
Income taxes paid	(4,802)	-0-
Net Cash Provided By Operating Activities	40,046	69,642
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(44,412)	(12,139)
Additional loans to stockholder	(150)	-0-
Repayments of loan to stockholder	-0-	-0-
Net Cash Used by Investing Activities	(44,562)	(12,139)
CASH FLOWS FROM FINANCING ACTIVITIES:	-0-	-0-
Net Increase (Decrease) in Cash and Cash Equivalents	(4,516)	57,503
CASH AND CASH EQUIVALENTS, Beginning of Year	137,813	80,310
CASH AND CASH EQUIVALENTS , End of Year	$ 133,297	$ 137,813
Cash and cash equivalents include the following accounts:		
Cash and cash equivalents	$ 126,040	$ 136,982
Cash and cash equivalents - restricted	7,257	831
Cash and Cash Equivalents, end of year	$ 133,297	$ 137,813

	2003	2002
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net income	$ 28,675	$ 46,524
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,962	5,343
Unrealized (gain) loss on marketable securities	(460)	2,842
Purchase of investment securities	-0-	(25,942)
Deferred income tax expense	5,273	2,622
Changes in:		
Commissions receivable	44	(82)
Accounts payable	(2,568)	(1,161)
Other receivables and payables	120	39,496
Total Adjustments	11,371	23,118
Net Cash Provided by Operating Activities	$ 40,046	$ 69,642

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
September 30, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Cullen Investment Group, Ltd., was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers and is registered as a securities dealer with the state of Louisiana. The Company's customers are principally located in Lafayette, LA and the surrounding area.

Method of Accounting - The accounting records of the Company are maintained on the accrual basis of accounting.

Cash Equivalents - The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Depreciation - Property and equipment are recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the individual assets which range from 5 to 7 years.

Investment Securities - The Company's marketable securities are valued at market value and are recorded on a trade date basis. Securities not readily marketable are valued at fair value as determined by management.

Commission Expense - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue - Securities transactions of the Company are recorded on a trade date basis. Commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RESTRICTED FUNDS AND SECURITIES

The Company is a fully disclosed broker clearing through two New York stock exchange firms. The clearing firms require the Company to maintain a minimum deposit in cash and (or) securities of $30,000 and $25,000, as of September 30, 2003 and 2002, respectively, as a reserve requirement. At September 30, 2003 and 2002, restricted funds and securities under the arrangements were as follows:

	2003	2002
Marketable securities-restricted (Note 3)	$ 23,560	$ 23,100
Money market funds-restricted	7,257	831
	$ 30,817	$ 23,931

NOTE 3 - INVESTMENT SECURITIES

Investment securities consist of marketable and non-marketable securities. The following is a summary of marketable and non-marketable securities at September 30, 2003 and 2002:

	2003	2002
Marketable securities-restricted (Note 2)	$ 23,560	$ 23,100
Non-marketable securities	10,300	10,300
	$ 33,860	$ 33,400

Marketable securities are valued at market value, quoted as of September 30, 2003 and 2002. These securities are exchange listed, traded "NASDAQ", or quoted in the pink sheets.

Non-marketable securities are valued at fair value as determined by management.

For purposes of determining the gain or loss on a sale, the cost of securities sold is based on the average cost of all shares of each security held at the date of sale plus or minus any previous unrealized losses or gains recognized in income.

Unrealized gains (losses) on marketable securities recognized at September 30, 2003 and 2002 totaled $460 and ($2,842), respectively. For securities held at both the beginning and end of the year, unrealized gains are based on the change in market value during the year. For securities held at the end of the year which were purchased during the year, unrealized gains are based on the difference between the purchase price and market value at the end of the year.

CULLEN INVESTMENT GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
September 30, 2003 and 2002

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment - at cost, less accumulated depreciation:

	2003	2002
Office equipment	$ 19,585	$ 15,059
Furniture and fixtures	66,163	26,277
Automobile	8,000	8,000
Leasehold improvements	1,000	1,000
	94,748	50,336
Less: Accumulated depreciation	(33,090)	(24,128)
Total	$ 61,658	$ 26,208

Total depreciation expense charged to operations for the years ended September 30, 2003 and 2002 was $8,962 and $5,343, respectively.

NOTE 5 - INCOME TAXES

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" to account for income taxes. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The provision for income tax expense consists of the following:

	2003	2002
Current		
Federal	$ 2,094	$ 6,983
State	562	2,066
	2,656	9,049
Deferred		
Federal	4,266	2,121
State	1,007	501
	5,273	2,622
Total expense	$ 7,929	$ 11,671

NOTE 5 - INCOME TAXES (continued)

A reconciliation of the Company's income tax provision at the statutory rate to income tax expense at the Company's effective rate is as follows:

	2003	2002
Taxes computed at the expected statutory rate	$ 12,446	$ 19,786
Tax effect of nondeductible expenses	2,504	1,891
State income taxes (net of federal benefits)	1,035	1,695
Effect of surtax exemption and other	(8,056)	(11,701)
Total	$ 7,929	$ 11,671

Deferred taxes arise principally due to differences in the basis for property and equipment, loss carryforwards and methods of recognizing unrealized gains and losses on marketable securities for book and tax purposes.

The Company's deferred tax assets and liabilities at September 30, 2003 and 2002 consisted of:

	2003	2002
Assets:		
Contribution carryforwards	$ -0-	$ 194
Marketable securities	427	509
Liabilities:		
Fixed assets	(8,963)	(3,966)
Net Deferred Tax Liability	$ (8,536)	$ (3,263)

NOTE 6 - RELATED PARTY TRANSACTIONS

Note receivable - stockholder is comprised of net advances of $52,305 for 2003 and $48,813 for 2002. The loans bear interest at 3.6%, annually at September 30, 2003 and 2002. Total interest income recognized on the loans during 2003 and 2002 was $1,719 and $1,782, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

During the fiscal year ended September 30, 2003, the Company acquired approximately $32,000 of decorative office fixtures from family members of the Company's stockholder.

The Company leases office space from an entity owned by the Company's stockholder. The lease extends through September 30, 2006 and provides for monthly rental payments of $3,000 per month ($36,000 per year). Net rent expense paid to this entity totaled approximately $36,000 for the years ended September 30, 2003 and 2002. Future minimum rental payments due under this arrangement for the next 5 years total $36,000 for the years ending September 30, 2004, 2005 and 2006 and none thereafter.

NOTE 7 – CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable.

The Company places its cash and cash equivalents with highly rated financial institutions.

The Company is dependent upon one major firm for a substantial portion of its commission revenue and clearing services. Commissions from this firm totaled approximately $247,000 in 2003 and $281,000 in 2002. The Company extends credit to this firm and net commissions due from this firm were $1,691 and $2,833, at September 30, 2003 and 2002, respectively. In addition, the Company generally does not require collateral or other security to support its commission receivables.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2003, the Company had net capital of $99,326 which was $49,326 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.61 to 1, at September 30, 2003.

NOTE 9 – RETIREMENT PLANS

During the fiscal year ended September 30, 2002, the Company adopted a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $36,866 for 2003 and $35,700 for 2002. The Company contributed at an average rate of 19.7% of total compensation for 2003 and 19.1% for 2002.

Arsement
Redd &
Morella, L.L.C.
CERTIFIED
PUBLIC ACCOUNTANTS
CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley A. Cheek, CPA
Ashley P. Fontenot, CPA

MEMBERS
American Institute of
Certified Public Accountants
Society of Louisiana
Certified Public Accountants

Independent Auditors' Report on Accompanying Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying financial statements of Cullen Investment Group, Ltd. for the years ended September 30, 2003 and 2002 and have issued our report thereon dated November 6, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained on pages 13 through 16 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but pages 14 through 16 is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Arsement, Redd & Morella, LLC

Arsement, Redd & Morella, L.L.C.

November 6, 2003

Terrace Centre
701 Robley Dr., Suite 200, Lafayette, LA 70503
(337) 984-7010 or Fax (337) 981-6001
www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD.

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended September 30, 2003 and 2002

	2003	2002
Auto expense	$ 8,536	$ 11,251
Bank charges	79	41
Computer supplies	3,257	1,615
Contract labor	11,836	8,679
Contributions	1,500	3,278
Dues and subscriptions	8,337	9,660
Entertainment	13,347	9,641
Education	245	105
Insurance	11,577	10,477
Miscellaneous	10,357	1,266
Office expense	23,957	15,529
Office salaries	97,079	65,257
Officer's salary	90,278	122,089
Payroll taxes	14,565	13,469
Pension plan expense	36,866	35,700
Postage	4,744	2,947
Professional services	12,013	23,420
Publications	95	220
Quotes and research	10,245	6,782
Registration and licenses	5,677	2,811
Rent	36,000	36,000
Repairs and maintenance	2,807	8,337
Taxes - other	566	633
Telephone	12,264	13,426
Travel	9,014	3,128
Utilities	5,412	5,423
Overhead reimbursements	(12,300)	(37,483)
Total General and Administrative Expenses	$ 418,353	$ 373,701

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD.

COMPUTATIONS OF NET CAPITAL
Years Ended September 30, 2003 and 2002

	2003	2002
Total ownership equity	$ 238,610	$ 209,935
Deduct ownership equity not allowable for net capital	-0-	-0-
Total ownership equity qualified for net capital	238,610	209,935
Add:		
Subordinated borrowings allowable in computation of net capital	-0-	-0-
Other deductions or allowable credits	-0-	-0-
Total capital and allowable subordinated borrowings	238,610	209,935
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment	61,658	26,208
Note receivable-stockholder	52,305	48,813
Non-marketable securities	10,300	10,300
Other	5,494	7,406
	129,757	92,727
Net capital before haircuts on securities positions	108,853	117,208
Haircuts on securities	(9,527)	(9,563)
NET CAPITAL	$ 99,326	$ 107,645
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued liabilities	$ 60,889	$ 56,663
Other	-0-	-0-
Total Aggregate Indebtedness	$ 60,889	$ 56,663
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Required on aggregate indebtedness (a)	$ 4,059	$ 3,778
Required of reporting broker or dealer (b)	$ 50,000	$ 50,000
Net capital requirement [greater of (a) or (b)]	$ 50,000	$ 50,000
Net capital in excess of minimum	49,326	57,645
Net capital	$ 99,326	$ 107,645
Ratio: Aggregate Indebtedness to Net Capital	0.61 to 1	0.53 to 1

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD.

RECONCILIATIONS OF NET CAPITAL
Years Ended September 30, 2003 and 2002

	2003	2002
NET CAPITAL, as reported on Part IIA (unaudited) FOCUS report	$ 139,710	$ 108,077
Pension plan contribution accrual	(33,953)	-0-
Accrued income and expenses, net	1,498	4,592
(Provision) benefit for income taxes	(7,929)	(5,024)
NET CAPITAL, as reported on the attached statements	$ 99,326	$ 107,645

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD.

EXEMPTIONS
Years Ended September 30, 2003 and 2002

The Company does not hold customer funds or securities. Therefore, it is exempt from Rule 15c3-3. Accordingly, the Company is not required to submit a computation for determination of reserve requirement under Rule 15c3-3, information relating to the possession or control requirements under Rule 15c3-3 and a schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account.

See independent auditors' report on accompanying information.

Arsement
Redd &
Morella, L.L.C.

CERTIFIED
PUBLIC ACCOUNTANTS

CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley A. Cheek, CPA
Ashley P. Fontenot, CPA

MEMBERS

American Institute of
Certified Public Accountants
Society of Louisiana
Certified Public Accountants

Independent Auditors' Supplementary Report on Internal Accounting Control

Board of Directors
Cullen Investment Group, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Cullen Investment Group, Ltd. (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

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achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and the use of Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arsement, Redd & Morella, LLC

Arsement, Redd & Morella, L.L.C.

November 6, 2003